Exhibit 12.1

Rouse Properties, Inc.

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends*

	Historical
				Successor		Predecessor
	Year Ended December 31,				November 10 - December 31	January 1 - November 9
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Earnings:
Pre-tax loss from continuing operations	$(51,148)	$(44,738)	$(62,323)	$(21,516)	$(1,960)	$(32,870)
Add:
Fixed Charges	85,457	86,759	96,889	70,984	10,394	88,654
Amortization of capitalized interest	—	—	—	—	—	—

Less:
Interest capitalized	2,548	998	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total earnings	$31,761	$41,023	$34,566	$49,468	$8,434	$55,784

Fixed Charges:
Interest expense (including amortization of finance charges and market rate adjustments)	$82,909	$85,761	$96,889	$70,984	$10,394	$88,654
Interest capitalized	2,548	998	—	—	—	—
Interest within rental expense	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Total fixed charges	$85,457	$86,759	$96,889	$70,984	$10,394	$88,654
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.37	0.47	0.36	0.70	0.81	0.63
Coverage deficiency for total fixed charges to arrive at a one-to-one ratio	$53,696	$45,736	$62,323	$21,516	$1,960	$32,870

* As of the date hereof, there are no shares of preferred stock issued and outstanding and, therefore, there are no amounts for preferred stock dividends included in these calculations.